EXHIBIT 5.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We make reference to Amendment No. 3 to the Registration Statement on Form F-10 filed with the United States Securities and Exchange Commission on September 15, 2009. We hereby consent to the incorporation by reference therein of our report dated February 19, 2009 on the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2008 and 2007 and the consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three year period ended December 31, 2008 prepared in accordance with US generally accepted accounting principles. We also consent to the reference to our name under the heading “Auditors, Registrar and Transfer Agent” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

September 15, 2009